Exhibit 4.18

Asset transfer agreement

Agreement number：HLGG20230401-01

Party A (the Transferor): Shandong Hongli Special Section Tube Company Limited

Party B (the transferee): Changle Youyi Plastic Technology Co., Ltd.

Based on the principle of equality and mutual benefit, Party A and Party B reach the following agreement on the transfer of assets:

1.Basic information of the assets transferred

(1) The assets transferred under this Agreement include land, above-ground buildings, structures, and supporting facilities (“Land and Buildings”).

(2) Location of the lot and buildings transferred hereunder: No.487 North Sanli Street, Economic Development Zone, Changle County.

(3) The land transferred under this agreement shall be used as industrial land.

(4) The planned land area of the land transferred under this agreement is 31 mu (20640 ㎡), land certificate: Le (2011) No. CL231.The real estate ownership certificate has been obtained (Property Ownership Certificate No. Changle County No.023570 “House Ownership Certificate”, Changle County No.023571 “House Ownership Certificate”, Welle County No.023572 “House Ownership Certificate”). See the attachment for the specific area.

The above-ground buildings, structures, supporting facilities and equipment transferred by this agreement are shown in the annex.

2. Price and payment

(1) The total transfer price of the assets mentioned in Article 1 of Party A to Party B shall be one thousand and four hundred and eighty-five one hundred and two hundred yuan (in words: RMB 12,485,120), and Party A shall bear all taxes generated from the transfer of VAT and land value-added tax as well as the deed tax and stamp tax of Party B.

(2) Party B has paid a deposit of RMB 10 million (RMB 10,000,000.00) to Party A before January 1,2023. Within 15 days after the signing of the contract, Party A shall begin to transfer the ownership of the real estate and clear the property. After the completion of the contract, Party B shall pay Party A three hundred and twenty-two thousand seven hundred and two-seven four and one point (small 3322727.41 yuan);

(3) Within 2 days after handling the transfer of the assets, the balance shall be RMB six million, three hundred and thirty-three thousand five hundred and forty points and thirty points (RMB 6,333,501.43) on the day of the delivery of the real estate certificate to Party B.

(4) Delivery of lots and buildings

Party A shall deliver the land, buildings, structures, supporting facilities and equipment involved to Party B for use, conduct the on-site physical inventory and handover, and sign the handover documents.

4.Special agreement

(1) Party A shall complete the ownership transfer procedures within two months after signing the contract.

(2) Party B shall bear all expenses of land use tax, property tax, utilities, gas and other expenses incurred by the land, above-ground structures and structures involved in this Agreement after the transfer of the property ownership certificate of the land certificate to Party B.

5. Validity period of the agreement

This Agreement shall come into force upon being signed and sealed by both parties and shall terminate after the property right is changed and delivered to Party B and all the payment.

6. liability for breach contract

(1) After the contract is signed, if Party A fails to hand over the buildings, structures, facilities and equipment as agreed in the appendix, Party B shall have the right to deduct the corresponding amount from the price.

(2) After signing the contract, if Party A goes back, it shall return double the deposit; if Party B goes back, it has no right to request the return of the deposit.

(3) If Party B delays in making the payment without justifiable reasons, Party A shall have the right to ask Party B to pay the interest on the arrears of 0.0005% per day from the date of overdue payment. If the overdue payment is more than 15 days, Party A shall have the right to terminate the contract and forfeit the deposit.

(4) If Party A delays in clearing and handing over the site, Party B shall have the right to require Party A to pay the interest paid during the standard of 0.0005% per day. If party B fails to clear the site and handover within 15 days later, Party B has the right to terminate the contract. Party A shall not only return double the deposit, but also bear the interest paid during the overdue clearance and handover period.

(5) If the real estate transfer procedures are overdue due to Party A, Party B shall have the right to require Party A to pay the interest paid at the standard of 0.0005% per day for the overdue period. If the contract is not completed within 15 days overdue, Party B has the right to terminate the contract, and Party A shall return double the deposit and also pay the interest paid during the overdue period.

7. Dispute resolution

All disputes arising from this Agreement and related matters hereof shall be settled by both parties through negotiation. If no agreement can be reached through negotiation, they shall be decided by the people’s court where the real estate is located.

8. This contract shall come into force upon being signed or sealed by both parties. The contract is made in quadruplicate, with each party holding two copies.

9. Annex: Details of above-ground buildings, structures and supporting facilities and equipment

Party A: Shandong Hongli Special Section Tube Company Limited

Legal (Authorized) Representative:

Address: Changle County Economic Development Zone

Telephone:

Party B: Changle Youyi Plastic Technology Co., Ltd.

Legal (Authorized) Representative:

Address: Changle County Economic Development Zone

Telephone:

Signed on: April 1,2023

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